Exhibit 99.A.14
September 24, 2008
Dear Shareholder,
     On September 17, 2008, we, Inversiones Telefónica Internacional Holding, Ltda (a wholly owned subsidiary of Telefónica, S.A.), commenced a tender offer to acquire the remaining 55.1% of Compañía de Telecomunicaciones de Chile (CTC) Shares (including Shares represented by American Depositary Shares (“ADSs”)) that Telefónica Group does not own for a purchase price of CH $1,000 per Series A Share, CH $900 per Series B Share and CH $4,000 per ADS (the “Offer”). CTC has announced that it will be holding a Special Meeting of the Shareholders (the “Extraordinary General Meeting” or “EGM”) on October 7, 2008 to approve a Bylaw Amendment to remove the current single-shareholder 45% ownership restriction. We would like to highlight the importance of your participation in CTC ´s forthcoming EGM.
     Your support is essential, as we need the affirmative vote of holders of at least 75% of the outstanding share capital, including Shares represented by ADSs, to eliminate the current restriction of 45% of Shares that may be owned or voted by one Shareholder. If you fail to vote on the Bylaw Amendment, it will have the same effect as a vote against the Amendment.
     If we do not get the approval to remove the current single-shareholder 45% ownership restriction, we will not be able to go ahead with our Offer.
     We believe that our Offer for your shares represents the best alternative to maximize your investment in CTC. The Offer represents:
•	an attractive premium of 34% over the average price of Series A Shares in the last 30 trading sessions prior to the announcement of the Offer...
—	...that implies a 2008E EV/EBITDA valuation of 4.9x based on analysts’ consensus vs. 4.1x for comparable companies in Latin America[1]...

—	...that represents a unique opportunity to realize an increasingly illiquid investment (CTC liquidity levels have fallen ~50% since 2006)...

—	... through a quick and certain all-in-cash transaction.
Let us just mention some key dates for our offering:
October 6 (11:59 a.m.): deadline to delegate your vote for the EGM October 7: EGM October 16: last date to tender your shares October 20: settlement of the Offer

[1]	Estimates for EBITDA 08 have been obtained from Bloomberg as of Sep-11-2008

     In the next few days, you will receive the formal invitation to the EGM with precise instructions on how exercise your vote. For any questions regarding the voting process or the tender offer process, please contact D.F. King & Co., Inc. (Information Agent for the U.S. Offer) toll-free at +1 800 859-8511 or collect at +1 212 269-5550.
     We would like to thank you in advance for taking the time to consider our proposal and we hope you will find it attractive. For a more detailed description of the transaction, we encourage you to review the Offer to Purchase that has already been sent to you. We also encourage you to read the Tender Offer Statement and related materials which contain important information and have been filed with the Securities and Exchange Commission (the “SEC”) and are publicly available on the SEC website (www.sec.gov).

Yours sincerely,

Inversiones Telefónica Internacional Holding, Ltda.